EXHIBIT 99.2

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquiror may purchase securities otherwise than under the share exchange, such as in the open market or privately negotiated purchases.

[Translation]

February 14, 2012

To whom it may concern:

Company Name: J Trust Co., Ltd.
Name and Title of Representative:
Nobuyoshi Fujisawa
Representative Director and President
(Code Number: 8508)
(Listed on: The second section of the Osaka Securities Exchange)
Contact: Kazunori Kuroda, Director
Telephone No.: 03-4330-9100

Company Name: Next Japan Holdings Company,
Limited
Name and Title of Representative:
Kei Saito
Representative Director and President
(Code Number: 2409)
(Listed on: The Mothers section of the Tokyo Stock Exchange)
Contact: Seiji Suzuki, Director
Telephone No.: 03-5695-0091

Notice Regarding Execution of a Share Exchange Agreement

Whereby Next Japan Holdings Company, Limited will become a Wholly-owned

Subsidiary of J Trust Co., Ltd.

J Trust Co., Ltd. (ticker symbol 8508: Second Section of the Osaka Securities Exchange; “J Trust”) and Next Japan Holdings Company, Limited (ticker symbol 2409: the Mothers section of the Tokyo Stock Exchange; “NJHD”) announce that, at their respective board of directors’ meetings held today, both companies resolved to implement a share exchange (the “Share Exchange”) where J Trust will become a wholly-owning parent company and NJHD will become a wholly-owned subsidiary of J Trust, effective from April 30, 2012, and that both companies have executed a share exchange agreement (the “Share Exchange Agreement”).

J Trust will implement the Share Exchange through the process of a simple share exchange, under which the approval of a shareholders’ meeting will not be required, pursuant to Article 796, paragraph (3) of the Companies Act.

When NJHD’s shareholders approve the Stock Exchange at an extraordinary shareholders’ meeting to be held on April 6, 2012, NJHD’s shares will be delisted from the Mothers section of the Tokyo Stock Exchange prior to the effective date of the Share Exchange (the last trading date will be April 24, 2012).

1.	Purpose of the transaction under which NJHD will become a wholly-owned subsidiary through the Share Exchange

The J Trust group engages in financial, real estate, overseas and other business, and consists of J Trust and 12 consolidated subsidiaries (as of January 31, 2012).

The following is a description of the main business of the J Trust group and each consolidated subsidiary engaging in the relevant business.

J Trust comprehensively draws up business strategy for each company of the J Trust group, and conducts business activities under a company holding system supporting operations of group companies.

J Trust’s affiliated companies in the financial sector consist of the following companies and four other companies: Lopro Corporation, which engages in the business of granting loans to businesses and consumers, credit and consumer credit business, credit guarantee business and factoring business; KC Card Co., Ltd. (formerly, Rakuten KC Co., Ltd.; “KC Card”) which engages in credit and consumer credit business and credit guarantee business; PARTIR Servicer Co., Ltd. which engages in factoring business and servicer business; Saikyo Card Co., Ltd. which engages in the business of granting loans to consumers and credit and consumer credit business; and Nihon Hosho Co., Ltd. which engages in credit guarantee business.

In addition, J Trust owns Keynote Co., Ltd. in the real estate business sector; Neoline Credit Co., Ltd., which engages in the business of granting loans to consumers in the Korean consumer finance market, in the overseas segment; and J Trust System Co., Ltd., which engages in system-related business in other business segments.

In December 2011, J Trust executed a sponsor agreement with a reorganizing corporation, Takefuji Corporation (“Takefuji”), under corporate reorganization proceedings, in order to offer support for business reconstruction. The J Trust group is a full-service financial group with experience in a variety of businesses.

Within the above businesses, regarding the credit card business conducted by KC Card is recognized to be a promising market in the future. However, in order for KC Card to earn profits by acquiring new credit card members and improving the card-use ratio in the mature credit card market, it is an urgent necessity to develop its own services and differentiate itself from competitors. From this perspective, since KC Card became a subsidiary in August 2011, it has renewed its point program system, and launched into the rental business through a business alliance with Adores, Inc. (“Adores”).

In contrast, the NJHD group consists of NJHD and three consolidated subsidiaries (as of January 31, 2012), and engages in sales of amusement machines, amusement store management, and investment and real estate business.

NJHD is responsible for supervision, administration and risk management of the NJHD group, and conducts investment businesses. The following is a description of the business of the NJHD group and each consolidated subsidiary engaging in the relevant business:

Break Company, Limited (“Break”) conducts planning, manufacturing and sale of premiums for amusement machines; management of directly-managed amusement stores; and operation of the headquarters of franchise chains.

NJHD, Live Rent Company, Limited and LLC Lagrange Management conduct lease, sales transactions and agency business for real estate, holding, management and investment of financial instruments and real estate, and promotion of new business.

In addition, NJHD executed a capital and business alliance agreement with Adores, which operates amusement stores, mainly in front of stations in the Tokyo metropolitan area, and is an equity-method affiliated company of NJHD. Under that agreement, Break sells giveaways (premiums) to Adores for amusement machines.

The purpose of the Share Exchange between J Trust and NJHD is as stated below.

[J Trust]

J Trust intends to acquire all shares of NJHD, with a goal of increasing its corporate value through a business alliance, as described below.

a.	Utilization of NJHD’s know-how regarding operation of amusement stores

Since its incorporation, NJHD has made efforts, through operation of amusement stores, to accumulate know-how regarding offering of services and products suitable for the business categories, locations and ranges of customers and to develop human resources. J Trust believes that it is possible to utilize NJHD’s know-how and human resources in the area of store management of rental business conducted by KC Card. In the course of expanding the rental business, it believes it is necessary to examine business operations in the form of franchises. Therefore, J Trust believes that NJHD’s know-how regarding franchises is a valuable business asset.

b.	Effective use of members of JJ Club operated by the NJHD group

JJ Club, which is operated by NJHD, is a membership-based amusement facility. Its membership is granted to persons whose identification is confirmed at a store by means of a driver’s license or other document. J Trust believes that the membership of KC Card will increase by its taking various approaches to members of JJ Club, based on accurate customer information acquired by face-to-face identification.

c.	Establishment of a cooperation relationship with Adores

NJHD is the largest shareholder, holding 34.17% of the voting rights of Adores. Adores will become an equity-method affiliated company of J Trust through the Share Exchange. J Trust believes that it will not only be able to create a cooperative relationship via capital with Adores, but also to include the profits of Adores in J Trust, to a certain extent, by indirectly holding shares of Adores, which is an important partner in the rental business.

d.	Securing transparency by avoidance of potential conflicts of interest

Nobuyoshi Fujisawa (“Mr. Fujisawa”), who is the largest shareholder and the Representative Director and President of J Trust, is also the largest shareholder and the Chairman of the Board of Directors of NJHD.

J Trust believes it is crucial to increase transactions aiming at utilizing NJHD’s business assets and know-how, as mentioned above, in future transactions between the groups in order to acquire new members for KC Card. Furthermore, J Trust believes that making NJHD its wholly-owned subsidiary through the Share Exchange will allow it to avoid any potential conflicts of interest and secure transparency of transactions for the J Trust group.

[NJHD]

The NJHD group’s debts exceeded assets by 391 million yen at the end of the consolidated fiscal year ending July 2011. Therefore, NJHD fell under the criteria for delisting established by the Mothers section of the Tokyo Stock Exchange, and is subject to a grace period for delisting. In order to resolve the excess of debt early, the NJHD group focused their efforts on increasing profits through cost control, organizational restructuring, recruiting, and development of human resources, and sought to strengthen the business infrastructure of existing business. This led to the situation where the business performed well, as planned at the beginning of the year. However, it is still difficult to resolve the excess debt only by the anticipated business results of existing lines of business at the end of the consolidated fiscal year ending July 2011, which is the deadline of the grace period for delisting.

Under these circumstances, the NJHD group made efforts to search for various solutions, such as M&A, launch of a new business by alliance, and issuance of new shares by allotment to third parties. In that process, we recognized that we should take measures that have an immediate effect to resolve excess debt. The measures should also be those that will minimize the effect of dilution on the existing shareholders, grow the NJHD group for the mid- and long-term, not temporarily, and enable us to establish a firmer financial base and management system. We reached the conclusion that the Share Exchange was the best way to maximize corporate value.

By implementing the Share Exchange, NJHD seeks to produce an effect and achieve the business alliance as described below.

a.	Applicability of J Trust’s know-how of company rehabilitation

The J Trust group has experience in successful rehabilitation of many companies in the finance business. It is expected to resolve the excess debt early, and to restructure the business base by effective use of management resources among group companies, and application of rehabilitation know-how and management approaches to the NJHD group.

b.	Alliance in the amusement-related business

In the area of amusement business, especially sales business, the credit-worthiness of the companies of the J Trust group will work effectively during the process to develop new customers aggressively. In addition, the bad-debt risk of customers can be mitigated by enjoying J Trust’s own know-how regarding credit acquired by it in the financial business. We will analyze the market trends and marketing data, such as area characteristics and trends, based on the customer database that the J Trust group accumulated through the financial business. NJHD believes that we can make use of the results of analysis in the store management business, in connection with the planning and promotion of products as well as the selection of premiums and areas where stores will be open.

c.	Alliance in investment and real estate business

In the area of investment and real estate business, it is expected that NJHD will enjoy the know-how acquired by J Trust as a finance company, in the field of asset management and calculation of value of real estate, in addition to NJHD’s own know-how and ability to collect information acquired through past transactions.

d.	Strengthened alliance among group companies

Adores, NJHD’s equity affiliated company, executed a memorandum of understanding regarding the execution of a business alliance agreement for rental business with KC Card, J Trust’s consolidated subsidiary. This will provide additional know-how in the B to C (business-to-consumer) business, and improve Adores’s brand power by deploying new stores not only in areas where Adores opened stores, but also in areas where Adores does not have stores. Furthermore, by playing a part of the roles of a B to C business that KC Card is promoting, Adores will be able to acquire new customers from a customer range which it did not reach before, and adopt a service strategy satisfying the needs of existing customers. It is highly expected that this alliance will contribute to the B to C business of both companies.

NJHD will be delisted, because it will become a wholly-owned subsidiary of J Trust. J Trust, of which NJHD’s shareholders will become shareholders, paid a common dividend at 10 yen per share (payout ratio of 25.4%) for the consolidated fiscal year ending March 2011. J Trust is aware that the appropriate return of profit to shareholders is one of the most important measures. Its basic policy is to manage a company emphasizing a positive return of profit for shareholders, comprehensively taking into account the future management environment and business trends.

NJHD will make efforts to contribute to the expansion of the business of the J Trust group as a whole, by effectively reallocating listing expenses and costs and human resources, which will be reduced by delisting for the purpose of future business development.

2.	Outline of the Share Exchange

(1)	Schedule of the Share Exchange

Resolution Date of the board of directors’ meeting for the execution of the Share Exchange Agreement (both companies)	Tuesday, February 14, 2012

Execution Date of the Share Exchange Agreement (both companies)	Tuesday, February 14, 2012

Designated Date for Securities Under Supervision (NJHD)	Tuesday, February 14, 2012

Announcement Date of announcing the record date of the extraordinary general meeting of shareholders (NJHD)	Tuesday, February 14, 2012

Record date of the extraordinary general meeting of shareholders (NJHD)	Wednesday, February 29, 2012

Date of the extraordinary general meeting of shareholders for approval for the Share Exchange Agreement (NJHD)	Friday, April 6, 2012

Designated Date for Securities to be Delisted (NJHD)	Friday, April 6, 2012

Final trading day (NJHD)	Tuesday, April 24, 2012

Day of delisting (NJHD)	Wednesday, April 25, 2012

Scheduled date of the Share Exchange (effective date)	Monday, April 30, 2012

J Trust will implement the Share Exchange by means of a “simple share exchange” under Article 796, paragraph (3) of the Companies Act, which does not require approval by the shareholders at its shareholders meeting.

The effective date of the Share Exchange may be changed upon consultation between J Trust and NJHD.

(2)	Method of the Share Exchange

By the Share Exchange, J Trust will become a wholly-owning parent company in a share exchange, and NJHD will become a wholly-owned subsidiary in a share exchange. J Trust will implement the Share Exchange by means of a “simple share exchange” under Article 796, paragraph (3) of the Companies Act, which does not require approval by the shareholders at its shareholders meeting. The Share Exchange is subject to the approval of the Share Exchange Agreement at the extraordinary general meeting of shareholders of NJHD scheduled to be held on April 6, 2012. The effective date of the Share Exchange is expected to be April 30, 2012.

(3)	Details of the allotment pertaining to the Share Exchange

Company Name	J Trust Co., Ltd. (wholly-owning parent company in a share exchange)	Next Japan Holdings Company, Limited (wholly-owned subsidiary in a share exchange)
Details of Allotment Pursuant to Share exchange	Common stock: 1 share	Common stock: 2 shares
Number of shares to be delivered in the Share Exchange	Common stock: 907,416 shares

(Note 1)	Allotment ratio of shares

2 shares of J Trust common stock will be allotted and delivered in exchange for one share of NJHD common stock. With regard to the shares to be delivered, new shares of J Trust common stock will be issued.

The share exchange ratio mentioned above may be changed upon consultation between J Trust and NJHD if a material change occurs in the terms and conditions of the basis of calculation.

(Note 2)	Occurrence of many holders of shares of less than one unit

As a result of the Share Exchange, the shareholders holding 50 shares or more of NJHD common stock will receive an allotment of 100 shares, one unit of shares, or more of J Trust common stock. The shareholders holding less than 50 shares of NJHD common stock will receive an allotment of shares of less than one unit, less than 100 shares, of J Trust common stock, which means that over 90% (this percentage is based on the shareholder registry of NJHD as of January 31, 2012, and may be different from that at present) of the current shareholders of NJHD may hold shares of less than one unit of J Trust common stock.

(Note 3)	Number of shares of J Trust common stock to be delivered in the Share Exchange

NJHD will cancel all its treasury shares (two shares as of July 31, 2011) (including shares to be obtained in response to a request by the shareholders of NJHD for purchase of shares pertaining to the Share Exchange under Article 785 of the Companies Act) held by it at the time immediately before the effectuation of the Share Exchange (the “Base Time”) by a resolution of the board of directors’ meeting to be held by the preceding day of the effective date.

The number of shares of J Trust common stock to be newly issued in the Share Exchange was calculated based on the amount obtained by deducting from the total number of issued shares of NJHD common stock the number of its treasury shares to be cancelled.

The number of shares to be allotted and delivered in the Share Exchange may be changed for the reason of the cancellation of its treasury shares by NJHD, or the like.

(Note 4)	Treatment of shares of less than one unit

The shareholders of NJHD who will hold shares of less than one unit (less than 100 shares) of J Trust common stock as a result of the Share Exchange are considered to exceed 90% (this percentage is based on the shareholder registry of NJHD as of January 31, 2012, and may be different from the ratio at present) of the present number of the shareholders of NJHD. The holders of shares of less than one unit will be unable to sell the shares of less than one unit held by them on the securities exchanges; however, there are some measures to handle such situation, by using the following systems:

(a)	System for purchase of additional shares (sufficient to constitute one unit) by the holders of shares of less than one unit

The articles of incorporation of J Trust have no provision for the purchase of additional shares by the holders of shares of less than one unit as of the effective date of the Share Exchange. As a result of consultation between J Trust and NJHD, in order to provide attention and an opportunity for selection to the shareholders of NJHD upon the implementation of the Share Exchange, J Trust will submit a proposal of partial amendment of its articles of incorporation, which will enable the holders of shares of less than one unit to purchase from J Trust the number of shares sufficient to constitute one unit (100 shares), together with the number of shares of less than one unit held by them pursuant to the provisions of Article 194, paragraph (1) of the Companies Act, to the 36th annual shareholders meeting of J Trust to be held in June 2012. If such proposal is approved by a resolution, the shareholders who will hold shares of less than one unit of J Trust common stock will be able to purchase from J Trust the number of shares sufficient to constitute one unit (100 shares), together with the number of shares of less than one unit held by them, and if they purchase these shares they are able to exercise their voting rights at a shareholders meeting and to sell the unit shares on the securities exchanges. J Trust holds 114,700 shares (as of September 30, 2011) of its treasury shares, which is a sufficient amount to respond to those purchase requests.

(b)	System for purchase of shares of less than one unit by J Trust (sale of shares of less than one unit by the holders thereof)

The shareholders who will hold shares of less than one unit of J Trust common stock are able to make a request that J Trust purchase the shares of less than one unit held by them pursuant to the provisions of Article 192, paragraph (1) of the Companies Act and its articles of incorporation. The purchase price will be calculated by multiplying the number of shares of less than one unit by the market price as set forth in Article 193, paragraph (1), item (i) of the Companies Act.

(4)	Treatment of the stock options and the company bonds with stock options in connection with the Share Exchange

With regard to the following stock options issued by NJHD, the stock options of J Trust shall be delivered to each of the stock option holders stated or recorded in the registry of stock options of NJHD at the Base Time, in exchange for each of the stock options held, based on the details of each stock option and the share exchange ratio:

•	6th Series Stock Options (issued on March 11, 2009)

•	7th Series Stock Options (issued on April 30, 2009)

•	8th Series Stock Options (issued on December 16, 2009)

•	9th Series Stock Options (issued on December 15, 2010)

•	10th Series Stock Options (issued on December 14, 2011)

With regard to the following stock options, the paid-in amount at the time of exercise is substantially different from the market price at the Mothers section of the Tokyo Stock Exchange, and the possibility of the exercise of rights is considered to be extremely low. Therefore, NJHD will obtain without consideration and cancel those stock options.

•	2nd Series Stock Options (issued on November 30, 2004)

•	5th Series Stock Options (issued on April 28, 2006)

NJHD did not issue any company bonds with stock options.

(Note)	For the details of the stock options of NJHD as mentioned above, see [Situation of the Stock Options] (pp. 25-31) and [Details of the Stock Option System] (pp. 35-38) of the 18th Securities Report, Notice of Calling of the 18th Annual Shareholders Meeting (pp. 50-53), and “Notice on Finalization of the Details of Issuance of Stock Options” published on December 14, 2011, which are published on NJHD’s homepage at the following URL:

(NJHD’s homepage)

http://www. nextjapan-hd.co.jp/ir/library.html

3.	Basis of calculation, etc. for the allotment pertaining to the Share Exchange

(1)	Basis of calculation

With regard to the share exchange ratio of the Share Exchange, in order to ensure fairness and appropriateness in the calculation thereof, J Trust and NJHD decided to respectively request that an independent third-party institution calculate the share exchange ratio. J Trust, Yamada FAS Co., Ltd. (“Yamada FAS”) and NJHD selected Plutus Consulting Co., Ltd. (“Plutus”), respectively, as their respective third-party institutions to perform the calculation of the share exchange ratio. Yamada FAS applied to J Trust common stock an Average Market Price Analysis, under which the closing market price of J Trust common stock on February 13, 2012 was the measurement date, and the measurement date and the average closing market prices of the one-week, one-month, and three-month periods before the measurement date were considered, since J Trust is listed on the Osaka Stock Exchange and the market prices are available, as well as a Discounted Cash Flow Analysis (the “DCF Analysis”) in order to reflect future business activities in valuation.

Yamada FAS applied to NJHD common stock an Average Market Price Analysis, under which the closing market price of NJHD common stock on February 13, 2012 was the measurement date, and the measurement date and the average closing market prices of the one-week, one-month, and three-month periods before the measurement date were considered, since NJHD is listed on the Mothers section of the Tokyo Stock Exchange and the market prices are available, as well as the DCF Analysis in order to reflect future business activities in valuation.

The following are the calculation results of the number of shares of J Trust common stock to be allotted per share of NJHD common stock, which were calculated in a range using each of the analyses:

Analysis Method	Calculated Share Exchange Ratio
Average Market Price Analysis	1.54 to 2.46
DCF Analysis	1.91 to 2.85

In calculating the share exchange ratio, Yamada FAS used information which was provided by J Trust and NJHD, and public information, as they were, as a general rule, without any independent testing for accuracy and completeness, in the assumption that the used materials and information are accurate and complete. Yamada FAS did not perform valuation, appraisal, or assessment of assets and liabilities (including contingent liabilities) of the two companies and their affiliates (including analysis and valuation of each of the individual assets and liabilities) independently or by a third-party valuation institution. Yamada FAS also assumed that the financial projections of J Trust and NJHD had been reasonably prepared based on the optimal projections and judgment currently available to both companies’ managements. The calculation of the share exchange ratio by Yamada FAS was based on information available and economic conditions as of February 13, 2012.

On the other hand, Plutus applied to J Trust common stock an Average Market Price Analysis, under which the closing market price of J Trust common stock on February 13, 2012, the measurement date, and the closing market prices following December 28, 2011, the disclosure date of the “Notice on the Execution of the Sponsor Agreement with Takefuji Corporation as a Reorganizing Corporation” by J Trust, were considered taking into account other terms and conditions, since J Trust is listed on the Osaka Stock Exchange and the market prices are available, as well as the DCF Analysis in order to reflect the ability to earn profits in its future business activities in valuation.

Plutus also applied to NJHD common stock an Average Market Price Analysis, under which the closing market price of NJHD common stock on February 13, 2012, the measurement date, and the closing market prices following December 28, 2011, the disclosure date of the “Notice on the Execution of the Sponsor Agreement with Takefuji Corporation as a Reorganizing Corporation” by J Trust, were considered taking into account other terms and conditions, since NJHD is listed on the Mothers section of the Tokyo Stock Exchange and the market prices are available, as well as the DCF Analysis in order to reflect the ability to earn profits in its future business activities in valuation.

The following are the calculation results of the number of shares of J Trust common stock to be allotted per share of NJHD common stock, which were calculated in a range using each of the analyses:

Analysis Method	Calculated Share Exchange Ratio
Average Market Price Analysis	1.521 to 2.410
DCF Analysis	1.921 to 2.598

In calculating the share exchange ratio, Plutus used information which was provided by J Trust and NJHD, and public information, without any independent testing for accuracy and completeness, in the assumption that those materials and information are accurate and complete. Plutus did not perform valuation, appraisal, or assessment of assets and liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of the two companies and their affiliates (including analysis and valuation of each of the individual assets and liabilities) independently or by a third-party valuation institution. Plutus also assumed that the financial projections of J Trust and NJHD had been reasonably prepared based on the optimal projections and judgment currently available to both companies’ managements.

The business plan submitted by J Trust to Yamada FAS and Plutus as the basis of calculation under the DCF Analysis includes some business years in which a substantial increase or decrease in profits is expected. This is based on the temporary recording of substantial gains on negative goodwill as special profits due to the acquisition of KC Card during the year ending March 2012, and an expectation of business expansion due to the acquisition of KC Card and Takefuji.

The business plan submitted by NJHD to Yamada FAS and Plutus as the basis of calculation under the DCF Analysis includes some business years in which a substantial increase in profits is expected. This is based on an expectation of business expansion due to a synergy to be produced by J Trust making NJHD its wholly-owned subsidiary, and an effective redistribution of the costs for maintenance and management of listing to future business development.

(2)	Background of the calculation

As a result of subsequent discussions and negotiations between J Trust and NJHD, which took into account the results of the calculation of the share exchange ratio submitted by two third-party valuation institutions, each company concluded that the share exchange ratio referred to in 2.(3) above was fair and did not impair the interests of shareholders of each company. Consequently, J Trust and NJHD approved the Share Exchange Agreement at their respective board of directors’ meetings held today, and signed the Share Exchange Agreement on the same day.

(3)	Relationship with valuation institutions

Yamada FAS, a third-party valuation institution of J Trust, is independent from J Trust and NJHD, is not a related party of J Trust or NJHD, and has no important relationships with these companies in terms of the Share Exchange to be stated herein.

Plutus, a valuation institution of NJHD, is independent from J Trust and NJHD, is not a related party of J Trust or NJHD, and has no important relationships with these companies in terms of the Share Exchange to be stated herein.

(4)	Possible delisting and reason

NJHD will become a wholly-owned subsidiary of J Trust through the Share Exchange, as of the effective date thereof (scheduled to be April 30, 2012). NJHD will be delisted on April 25, 2012 pursuant to the criteria for delisting established by the Mothers section of the Tokyo Stock Exchange (the last trading date will be April 24, 2012). After delisting, NJHD shares will no longer be traded on the Mothers Section of the Tokyo Stock Exchange.

After the delisting of NJHD shares, J Trust shares to be allotted to NJHD shareholders through the Share Exchange will be listed on the second section of the Osaka Securities Exchange, and will be available for trading on financial instrument exchanges on or after the effective date of the Share Exchange. Therefore, the liquidity of shares will be maintained for the NJHD shareholders who hold 50 or more shares of NJHD common stock and they will be allotted 100 shares (share unit number) or more of J Trust common stock through the Share Exchange.

The NJHD shareholders who hold less than 50 shares of NJHD common stock will be allotted less than 100 shares (share unit number) of J Trust common stock. Shares of less than one unit may not be sold on financial instruments exchanges. However, shareholders who hold shares of less than one unit are allowed to request that J Trust purchase their shares. For the details of treatment, see “2. Outline of the Share Exchange, (3) Details of the allotment pertaining to the Share Exchange, (Note 4) Treatment of shares of less than one unit.”

The common shareholders of NJHD will be able to trade their common shares of NJHD as usual on the Mothers section of the Tokyo Stock Exchange until April 24, 2012 (scheduled) that is the last trading date, and to exercise their rights under the Companies Act and applicable laws.

(5)	Measures to ensure fairness

In order to ensure the fairness and appropriateness of the share exchange ratio of the Share Exchange, J Trust and NJHD respectively requested that an independent third-party institution calculate the share exchange ratio, and received the results of the calculations made by each institution. Both companies engaged in consideration, negotiation and discussion with reference to the results of the calculations presented, and determined to implement the Share Exchange at the share exchange rate agreed by them as a result of their efforts.

Neither J Trust nor NJHD obtained from third-party institutions a fairness opinion stating that the share exchange rate was fair from a financial viewpoint.

In order to secure transparency and reasonableness in the course of making the decision leading to a share exchange agreement, J Trust and NJHD, respectively, retained Nishimura & Asahi and Hisho Law Office, respectively, as legal advisors, and obtained advice on the procedures under the Share Exchange Agreement, from a legal viewpoint.

(6)	Measures to avoid conflicts of interest

At J-Trust, Mr. Fujisawa, the Representative Director and President, is the largest shareholder of NJHD, and serves as the Chairman of the Board of Directors of NJHD. Mr. Nobuiku Chiba, the Representative Director and Vice President of J Trust, is the major shareholder of NJHD. Although they are not treated as related parties, from the viewpoint of avoiding questions regarding conflicts of interest, they did not participate in the deliberation and resolution of the Share Exchange at the meeting of the board of directors of J Trust held today, or participate in the discussions or negotiations on the Share Exchange in their capacity as officers of J Trust.

At the meeting of the board of directors, all eight directors of J Trust (excluding the two persons mentioned above, but including one outside director) and all five company auditors of J Trust (including three outside company auditors) were present, and unanimously resolved to execute the Share Exchange Agreement. All five company auditors of J Trust (including three outside company auditors) stated their opinion that they had no objection to the resolution made by the board of directors regarding the execution of the Share Exchange Agreement.

At NJHD, Mr. Fujisawa, who concurrently serves as the Representative Director and President of J Trust, is treated as a related person. From the viewpoint of avoiding conflicts of interest, he did not participate in the deliberation and resolution of the Share Exchange at the meeting of the board of directors of NJHD held today, or participate in the discussions or negotiations with J Trust on the Share Exchange in his capacity as an officer of NJHD. At the meeting of the board of directors, all four directors of NJHD (excluding Mr. Fujisawa, but including one outside director) and all four company auditors of J Trust (including four outside company auditors) were present and unanimously resolved to execute the Share Exchange Agreement. All four company auditors of NJHD (including four outside company auditors) stated their opinion that they had no objection to the resolution made by the board of directors regarding the execution of the Share Exchange Agreement.

4.	Overview of parties to the Share Exchange

		Wholly-owning parent company formed in share exchange	Wholly-owned subsidiary company formed in share exchange
(1)	Trade name	J Trust Co., Ltd.	Next Japan Holdings Company, Limited

(2)	Location of head office	1-7-12, Toranomon, Minato-ku, Tokyo	2-1-3, Nihonbashi-bakurocho, Chuo-ku, Tokyo

(3)	Title and name of the representative	Nobuyoshi Fujisawa, Representative Director and President	Kei Saito, Representative Director and President

(4)	Business	Holding business and factoring business	Supervision, administration and risk management of the group, and investment business

(5)	Stated capital	4,500 million yen	90 million yen

(6)	Date established	March 18, 1977	August 11, 1993

(7)	Number of issued shares	30,049,780 shares	453,510 shares

(8)	Fiscal year end	March	July

(9)	Number of employees * For NJHD, as of July 31, 2011	(Consolidated) 873	(Consolidated) 71

(10)	Main Customers	Consumers, business operators and financial institutions	Break Company Limited Live Rent Company, Limited

(11)	Main banks	The Saikyo Bank, Ltd. Seikyo Shinkumi Osaka Co-sei Shinkin Bank	Mizuho Bank

(12)	Major shareholders and share holding ratio * For NJHD, as of July 31, 2011

Nobuyoshi Fujisawa (48.95%)

The Seikyo Bank, Ltd. (4.66%)

The Resolution and Collection Corporation (4.39%)

L’espoir Investment Limited

Partnership (4.16%)

SBI Securities Co., Ltd. (0.88%)

Osaka Securities Finance Company, Limited (0.88%)

Masao Watanabe (0.82%)

Nippon Lobby Industrial Co., Ltd. (0.70%)

Takeshi Yoshida (0.67%)

Kantou Shinpan Co., Ltd. (0.67%)

Nobuyoshi Fujisawa (34.58%)

L’espoir Investment Limited

Partnership (14.94%)

Adores K.K. (9.85%)

The Seikyo Bank, Ltd. (4.96%)

Kimiko Kawasaki (4.19%)

Nobuiku Chiba (3.93%)

Yumiko Shiota (3.74%)

Kei Saito (1.12%)

Tatsuji Imaru (0.98%)

Keiichi Mihashi (0.61%)

(13)	Relationship between the parties

	Capital relationship	Not applicable.

	Human relationship	Mr. Fujisawa, the Representative Director and President of J Trust, serves as the Representative Director and the Chairman of the Board of Directors of NJHD.

	Transaction relationship	The parties have had transactions regarding system maintenance.

	Applicability of related party	Mr. Fujisawa, the Chairman of the Board of Directors of NJHD, serves as the Representative Director and President of J Trust.

(14)	Operating results and financial condition for the last three years	(Unit: million yen)

	J Trust Co., Ltd. (consolidated)			Next Japan Holdings Company, Limited (consolidated)
Fiscal year	Year ending March 2009	Year ending March 2010	Year ending March 2011	Year ending July 2009	Year ending July 2010	Year ending July 2011
Net assets	6,846	11,005	13,961	227	361	(391)
Total assets	39,811	37,999	37,862	2,370	10,340	13,712
Net assets per share (yen)	248.28	370.06	464.78	296.99	471.96	(936.20)
Operating revenues	4,946	16,541	16,908	1,720	3,948	4,079
Operating income	240	4,165	4,324	(319)	209	162
Ordinary income	296	4,303	4,323	(312)	194	(486)
Current net income	306	4,108	3,233	(669)	212	(493)
Current net income per share (yen)	11.14	139.12	108.60	(1197.13)	279.34	(809.32)
Dividends per share (yen)	3.00	10.00	10.00	—	—	—

Note 1:	The figures above are as of September 30, 2011 for J Trust and as of October 31, 2011 for NJHD. However, the figures in items (9) and (12) of the overview of NJHD are as of July 31, 2011.

5.	Summary after the Share Exchange

Wholly-owning parent company formed in share exchange
(1)	Trade name	J Trust Co., Ltd.
(2)	Location of head office	1-7-12, Toranomon, Minato-ku, Tokyo
(3)	Title and name of the representative	Nobuyoshi Fujisawa, Representative Director and President
(4)	Business	Holding business and factoring business
(5)	Stated capital	4,510 million yen
(6)	Fiscal year end	March
(7)	Net assets	Not yet determined.
(8)	Total assets	Not yet determined.

6.	Overview of accounting treatment

With respect to the accounting treatment, the Share Exchange is classified as an “acquisition” under the Accounting Standards for Business Combination, and therefore, it is expected that the purchase method will apply. Goodwill is expected as a result of the Share Exchange, but the amount of such goodwill has not yet been determined.

7.	Outlook

J Trust believes that the effect of the Share Exchange on the consolidated and non-consolidated operating results of J Trust will not be significant at the present. If J Trust is required to modify its business forecast or has any matter required to be announced, J Trust will promptly make disclosure of such fact.

NJHD expects that the effect of the Share Exchange on the consolidated and non-consolidated operating results for the year ending July 2012 will not be significant since the period from the effective date of the Share Exchange to the end of the fiscal year is short.

8.	Transactions with controlling shareholders

Not applicable.

End of document.

(Reference)	Forecasted consolidated operating results for the current year and operating results of the preceding year

J Trust (Forecasted operating results for the current year are the figures announced on September 16, 2011.)				(Unit: million yen)

	Operating revenues	Operating income	Ordinary income	Current net income
Forecasted operating results for the current year (ending March 2012)	25,766	4,124	4,045	32,595
Operating results for the preceding year (ending March 2011)	16,908	4,324	4,323	3,233

NJHD (Forecasted operating results for the current year are the figures announced on September 13, 2011.)				(Unit: million yen)

	Operating revenues	Operating income	Ordinary income	Current net income
Forecasted operating results for the current year (ending July 2012)	3,500	165	170	160
Operating results for the preceding year (ending July 2011)	4,079	162	(486)	(493)